

28 June 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA



Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made the following announcements in relation to:-

(1) the changes at APL: stronger focus on trades, new President for Europe; and

(2) NOL establishes US$1,500,000,000 EURO Medium Term Note Programme.

Attached copies of the above announcements and press release for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to US SEC (Elliott Staffin)(New President Europe & MTN Programme) - 28Jun10.DOC



Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605


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Announcement of Appointment of President (Europe) *

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Looi Lee Hwa and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	28-Jun-2010 13:13:03
Announcement No.	00031

>> Announcement Details

The details of the announcement start here ...

Date of Appointment *	01-08-2010
Name of person *	Detlev Kerber
Age *	49
Country of principal residence *	United Kingdom
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	The Regional President Europe position is being vacated by Mr. Dave Appleton's appointment as Senior Vice President, Liner Trade Management. Management has recommended Mr. Detlev Kerber to be appointed to the position of Regional President Europe. The Company's Executive Resource and Compensation Committee concurred with management that Mr. Detlev Kerber is a good fit for the position after reviewing his 30 years of experience in the maritime industry, 11 of which is with the Company. The Committee approved the appointment on 22 June 2010. Mr. Kerber will assume the role of Regional President Europe with effect from 1 August, 2010.
Whether appointment is executive, and if so, the area of responsibility *	Yes. Mr. Detlev Kerber will be responsible for the management and operations of the Europe Region.
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	President (Europe)
Working experience and occupation(s) during the past 10 years *	Working experience within the NOL Group: - Vice President, Asia Europe Trade - MD, Germany & Central Europe - Vice President, Trade Asia

Shareholding * in the listed issuer and its subsidiaries *	Neptune Orient Lines Limited - 76,692 Ordinary Shares

Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	NIL

Conflict of interest (including any competing business) *	NIL

SEC Exemption
No. 82-2605

>> Other Directorships#

These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

Past (for the last 5 years)	NIL
Present	NIL

>> Information required pursuant to Listing Rule 704(7)(h)

Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) *	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgment against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No
(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including	• No

SEC Exemption
No. 82-2605

the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	
(i) * Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)* any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	• No
(ii)* any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)* any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv)* any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No
in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?	
(k) * Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	• No

>> Information required pursuant to Listing Rule 704(7)(i)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	• No
If no, please provide details of any training undertaken in the roles and responsibilities of a director of a listed company.	Not applicable as disclosure does not relate to appointment of Director.
Footnotes	
Attachments	 Press_Release_Appleton_and_Kerber.pdf Total size = **23K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605


APL

FOR IMMEDIATE RELEASE

Changes at APL: stronger focus on trades, new President for Europe

Two long-time execs take on bigger roles with container shipping line

Singapore, 28 June, 2010: Container shipping leader APL is moving two senior executives into new roles to strengthen global trade lane management and build further momentum in the European market.

The company said today it has named European Regional President Dave Appleton to the newly created position of Senior Vice President, Liner Trade Management. It also said that Detlev Kerber, Vice President of the Asia-Europe Trade, will replace Appleton as the President in Europe.

Both are 30-year veterans of the maritime industry. Both begin their new assignments Aug. 1.

"We're putting two capable leaders with decades of international experience in place to grow our business," said APL President Eng Aik Meng. "They'll help us meet the building demand as global trade recovers and deliver the service reliability our customers depend on."

Appleton, who had been APL's European President since 2002, will now manage all the carrier's global trade lanes. He'll work with executives in planning, operations and regional management to refine APL's ocean and land transportation services.

Kerber will manage sales, business development and operations throughout Europe. APL, the world's fourth-largest container carrier, has more than 20 ocean services connecting Europe to Asia and the Americas. As the Asia-Europe trade executive, Kerber was responsible for most of those.

Appleton will be based in Singapore, the corporate headquarters of APL's parent company, NOL Group. Kerber will move to the London suburb of Uxbridge, headquarters for APL's European region.

SEC Exemption
No. 82-2605



"These are both critical roles for us," said Ron Widdows, CEO of NOL Group, the parent company of APL. "Detlev is managing a dynamic market where the level of activity remains vibrant and Dave is working to bring consistent service and reliability to all of our trade lanes. We're counting on their leadership to help us meet the growing needs of our customers."

APL said it hopes to shortly announce a new Vice President for its Asia-Europe trade.

About APL
APL is a global container shipping business offering more than 60 weekly services and more than 500 calls at more than 140 ports worldwide. It combines world-class intermodal operations with leading-edge IT and e-commerce. APL is a unit of Singapore-based Neptune Orient Lines (NOL), global shipping, logistics and marine terminals company. APL Web site: www.apl.com

Media Enquiries:
Mike Zampa
Telephone: (65) 6371 5022
michael_zampa@apl.com

SEC Exemption
No. 82-2605

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Looi Lee Hwa and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	28-Jun-2010 13:14:43
Announcement No.	00032

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NEPTUNE ORIENT LINES LIMITED ESTABLISHES US$1,500,000,000 EURO MEDIUM TERM NOTE PROGRAMME
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	MTN_Programme.pdf Total size = **16K** (2048K size limit recommended)



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NOL

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

NEPTUNE ORIENT LINES LIMITED ESTABLISHES US$1,500,000,000 EURO MEDIUM TERM NOTE PROGRAMME

Neptune Orient Lines Limited ("**NOL**") has established a US$1,500,000,000 Euro Medium Term Note Programme (the "**Programme**"), under which NOL may issue notes (the "**Notes**").

DBS Bank Ltd., The Hongkong and Shanghai Banking Corporation Limited and Standard Chartered Bank have been appointed as the Arrangers of the Programme.

The net proceeds of the Notes under the Programme will be applied by NOL for general corporate purposes.

Application has been made to the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for permission to deal in and quotation of any Notes which are agreed at the time of issue thereof to be so listed on the SGX-ST. Such permission will be granted when such Notes have been admitted to the Official List of the SGX-ST. Admission to the Official List of the SGX-ST and quotation of any Notes on the SGX-ST is not to be taken as an indication of the merits of NOL, the Programme or the Notes.

BY ORDER OF THE BOARD

Looi Lee Hwa/Wong Kim Wah (Ms)
Company Secretaries

28 June 2010